UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month December 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .                 .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated December 19, 2016.	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

RELEVANT EVENT

Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (the “Company”) hereby informs that:

The Company’s Board of Directors, at its meeting held on 16 December 2016, has approved:

(i)                                     in accordance with the Succession Plan approved by the Board of Directors on 10 December 2015, to accept the resignation of Mr. Victor Grifols Roura from his position as CEO of the Board of Directors as from 1 January 2017 and the appointment, with effects as from such date, of the directors Mr. Raimon Grifols Roura and Mr. Victor Grifols Deu as joint and several CEO’s of the Board of Directors;

(ii)                                  following the proposal made by the Appointments and Remunerations Committee, the change of category of Mr. Victor Grifols Roura from “executive director” to “proprietary director” with effects as from 1 January 2017, date on which he will cease to hold executive offices at the Company or its group;

(iii)                               to appoint Mr. Thomas Glanzmann as non-executive Vice-chairman of the Board of Directors with effects as from 1 January 2017, following the favourable report issued by the Appointments and Remunerations Committee; and

(iv)                              to maintain Mr. Iñigo Sánchez-Asiaín Mardones as Coordinating Director of the Board of Directors from 1 January 2017 even if such legal figure will not be mandatory from such date onwards, in order to ensure a greater independence of the Company’s management.

It is expressly stated that as a consequence of the abovementioned resolutions, from 1 January 2017 onwards Mr. Victor Grifols Roura will continue holding the position of Chairman of the Board of Directors as a non-executive Chairman.

In Barcelona, on 19 December 2016

Núria Martín Barnés
Secretary to the Board of Directors

Grifols, S.A. - NIF A-58389123 -  Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: December 19, 2016